UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Subject Company (issuer))

CEMEX Australia Pty Ltd

ACN 122 401 405

CEMEX, S.A.B. de C.V.

(Names of Filing Persons (offerors))

Ordinary shares

American Depositary Shares (each representing five ordinary shares)

(Titles of Classes of Securities)

Ordinary Shares, ISIN AU000000RIN3

American Depositary Shares, CUSIP 76687M101, ISIN US76687M1018

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Ramiro G. Villarreal Morales

General Counsel

Av. Ricardo Margain Zozaya #325,

Colonia Valle del Campestre,

Garza Garcia, Nuevo Leon, Mexico 66265

+52 81 8888 8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard Hall

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,676,229,274	$286,357
(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying (i) 895,059,958 ordinary shares, which is the maximum number of ordinary shares of Rinker Group Limited, including 22,479,805 ordinary shares represented by 4,495,961 ADSs (according to documents filed by Rinker with the Australian Stock Exchange), subject to the Offer, by (ii) 23%, which is the percentage of US Holders of Rinker Securities (according to Rinker’s annual report on Form 20-F filed on May 23, 2006), and by (iii) the purchase price of US$13.00 in cash for each ordinary share and US$65.00 for each ADS. Terms used and not defined in the preceding sentence are defined below.
(2)	The filing fee is calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory No. 3 for Fiscal Year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals .0107% of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.

Form or Registration No.: N.A.

Filing Party: N.A.

Date Filed: N.A.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CEMEX Australia Pty Ltd (“Bidder”), a proprietary company registered under the laws of Victoria, Australia and an indirect wholly-owned subsidiary of CEMEX, S.A.B. de C.V. (“CEMEX”), to acquire all the outstanding ordinary shares (the “ordinary shares”), and American depositary shares (the “ADSs”) of Rinker Group Limited, a public company registered under the laws of New South Wales, Australia (“Rinker”), at a purchase price of US$13 per ordinary share and US$65 per ADS in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions of the offer (the “Offer”) (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the Bidder’s Statement, dated October 30, 2006 (the “Bidder’s Statement”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Bidder’s Statement, the Share Acceptance Form, the ADS Letter of Transmittal and the ADS Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to Items 1 through Item 11 of this Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

Capitalized terms used but not otherwise defined in this Item 7 shall have the meanings ascribed to them in the respective agreements being referred to.

Pursuant to the Commitment Letter and Term Sheet dated October 26, 2006, as updated on November 9, 2006, to be arranged by CEMEX España, as borrower, and Citigroup Global Markets Limited and The Royal Bank of Scotland plc, as Mandated Lead Arrangers, attached hereto as exhibit (b)(1)(A), for each of Facility A, Facility B and Facility C, the interest rate is the aggregate of: (a) the applicable LIBOR rate, (b) a Margin, calculated on the basis of Net Borrowings to Adjusted EBITDA, and (c) any certain mandatory costs. The Margin ranges from 15 to 32.5 bps for Facility A (such levels of margin are increased if Facility A is extended), from 20 to 40 bps for Facility B and from 25 up to 45 bps on Facility C.

Pursuant to the Credit Agreement among CEMEX, S.A.B. de C.V., CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, dated as of October 24, 2006, attached hereto as exhibit (b)(1)(B), the interest rates are set forth as follows: (a) for Mexican peso loans, the applicable domestic rate known as Tasa de Interes Interbancaria de Equilibrio plus the applicable margin which ranges from 0.175% to 0.40% based on the date of funding and (b) for US dollar loans, the applicable LIBOR rate plus the applicable margin which ranges from 0.20% to 0.35% based on the date of funding.

Pursuant to the Commitment Letter and Term Sheet dated October 25, 2006, as amended November 9, 2006, attached hereto as exhibit (b)(1)(C), between New Sunward Holding B.V., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., the Bridge Loans will bear interest at a rate of LIBOR plus a margin equal to 0.30%.

Pursuant to the Credit Agreement among CEMEX, S.A.B. de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., the Lenders listed therein, Barclays Bank plc, New York Branch, Barclays Capital, The Investment Banking Division of Barclays Bank plc and Citigroup Global Markets Inc., dated as of May 31, 2005, as amended June 19, 2006, attached hereto as exhibit (b)(1)(D), the interest rates are as follows: (a) for the Base Rate Loans, the higher of (i) the average of the applicable Prime Rate in New York City announced by the Reference Banks (initially, Barclays Bank PLC and Citibank N.A.) and (ii) the applicable Federal Funds Rate increased by 0.5% per annum, (b) for the LIBOR Loans not denominated in Sterling, the applicable LIBOR rate, (c) for the LIBOR Loans denominated in Sterling, the applicable LIBOR rate plus any Mandatory Costs and (d) for the Euribor Loans, the applicable Euribor rate plus any Mandatory Costs. All such interest rates are increased by the Applicable Margin, which ranges from 0.25% to 0.40% based on the Borrower’s Consolidated Net Debt/EBITDA Ratio.

Pursuant to the Amended and Restated Credit Agreement among CEMEX, S.A.B. de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Barclays Bank plc, New York

Branch, ING Bank N.V. and the Lenders listed therein, dated as of June 6, 2005, as amended June 21, 2006, attached hereto as exhibit (b)(1)(E), the interest rate is the following: (a) for the Base Rate Loans and for the Swing Line Loans, the higher of (i) the average of the applicable Prime Rate in New York City announced by the Reference Banks (initially, Barclays Bank PLC, ING Bank N.V. and Citibank N.A.) and (ii) the applicable Federal Funds Rate increased by 0.5% per annum, (b) for the LIBOR Loans, the applicable LIBOR rate. All such interest rates are increased by the Applicable Margin, which ranges from 0.20% to 0.35% based on the Borrower’s Consolidated Net Debt/EBITDA Ratio.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Bidder’s Statement dated October 30, 2006.

(a)(1)(B)	Share Acceptance Form.

(a)(1)(C)	ADS Letter of Transmittal.

(a)(1)(D)	ADS Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Summary Advertisement published in The Wall Street Journal on November 14, 2006.

(b)(1)(A)	Commitment Letter and Term Sheet dated October 26, 2006, as updated on November 9, 2006, to be arranged by CEMEX España, as borrower, and Citigroup Global Markets Limited and The Royal Bank of Scotland plc, as Mandated Lead Arrangers

(b)(1)(B)	Translation of the Credit Agreement among CEMEX, S.A.B. de C.V., CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, dated as of October 24, 2006.

(b)(1)(C)	Commitment Letter and Term Sheet dated October 25, 2006, as amended November 9, 2006, between New Sunward Holding B.V., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.

(b)(1)(D)	Credit Agreement among CEMEX, S.A.B. de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., the Lenders listed therein, Barclays Bank plc, New York Branch, Barclays Capital, The Investment Banking Division of Barclays Bank plc and Citigroup Global Markets Inc., dated as of May 31, 2005, as amended June 19, 2006

(b)(1)(E)	Amended and Restated Credit Agreement among CEMEX, S.A.B de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Barclays Bank plc, New York Branch, ING Bank N.V. and the lenders listed therein, dated as of June 6, 2005, as amended June 21, 2006.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006

CEMEX Australia Pty Ltd

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name:	Mr. Ramiro G. Villarreal Morales
Title:	Director

CEMEX, S.A.B. de C.V.

By:	/s/ Mr. Ramiro G. Villarreal Morales
Name:	Mr. Ramiro G. Villarreal Morales
Title:	General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(A)	Bidder’s Statement dated October 30, 2006.

(a)(1)(B)	Share Acceptance Form.

(a)(1)(C)	ADS Letter of Transmittal.

(a)(1)(D)	ADS Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Summary Advertisement published in The Wall Street Journal on November 14, 2006.

(b)(1)(A)	Commitment Letter and Term Sheet dated October 26, 2006, as updated on November 9, 2006, to be arranged by CEMEX España, as borrower, and Citigroup Global Markets Limited and The Royal Bank of Scotland plc, as Mandated Lead Arrangers

(b)(1)(B)	Translation of the Credit Agreement among CEMEX, S.A.B. de C.V., CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., and BBVA Bancomer, S.A. Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, dated as of October 24, 2006.

(b)(1)(C)	Commitment Letter and Term Sheet dated October 25, 2006, as amended November 9, 2006, between New Sunward Holding B.V., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.

(b)(1)(D)	Credit Agreement among CEMEX, S.A.B. de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., the Lenders listed therein, Barclays Bank plc, New York Branch, Barclays Capital, The Investment Banking Division of Barclays Bank plc and Citigroup Global Markets Inc., dated as of May 31, 2005, as amended June 19, 2006

(b)(1)(E)	Amended and Restated Credit Agreement among CEMEX, S.A.B de C.V. (formerly CEMEX, S.A. de C.V.), CEMEX Mexico S.A. de C.V., Empresas Tolteca de Mexico, S.A. de C.V., Barclays Bank plc, New York Branch, ING Bank N.V. and the lenders listed therein, dated as of June 6, 2005, as amended June 21, 2006.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.